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                                                                     EXHIBIT 4.3

                              AMENDMENT NUMBER TWO
                       TO THE ALLIANCE GAMING CORPORATION
                          2001 LONG-TERM INCENTIVE PLAN

        WHEREAS, the Company has adopted the Alliance Gaming Corporation 2001 Long Term Incentive Plan (the "Plan") which plan was approved by the shareholders of the Company on December 11, 2001; and

        WHEREAS, the Company has determined that various technical amendments should be made to the Plan; and

        WHEREAS, the Company is authorized to amend the Plan pursuant to Section 17 thereof.

        NOW, THEREFORE, the Plan is hereby amended as follows:

        1.     Section 4 of the Plan is hereby amended by replacing existing
Section 4 in its entirety with the following:

                      "4. ELIGIBILITY Awards may be granted under the Plan to
               paid consultants, directors and employees of the Company or a Subsidiary designated by the Board or the Committee, provided that Incentive Stock Options may be awarded only to regular full-time employees of the Company or a Subsidiary (including employees who serve as officers or directors). As used in the Plan, "paid consultant" means a natural person who is an independent contractor retained to perform continuing and substantial services for the Company or any subsidiary, and designated as a paid consultant by the Board or the Committee, except that no individual shall be designated a "paid consultant" for purposes of this Plan if such individual is engaged in promoting or maintaining a market in the securities of the Company, or in any other capacity that would result in the Form S-8 registration statement being ineffective as to any Awards made to such individual. Any person granted an Award under the Plan (a "Grantee") remains eligible to receive one or more additional grants thereafter, notwithstanding that options or Stock Appreciation Rights previously granted to such person remain unexercised in whole or in part, or that the applicable restrictions on any restricted stock issued to such person have not lapsed."

        2. The Plan is further amended by adding the following paragraph to the end of existing Section 10:

               "Incentive Stock Options. Notwithstanding anything herein to the contrary or the provisions of any employment agreement, no Incentive Stock Option shall be

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               exercisable after the date that is (a) in the case of the
               Grantee's termination of employment for any reason other than death or disability, three months following such termination of employment, or (b) in the case of the Grantee's termination of employment due to death or Total and Permanent Disability (as defined in Code section 22(e)(3)), twelve months following such termination of employment."

        3. The Plan is further amended by adding the following sentence to the end of existing Section 12 thereof:

               "Notwithstanding the foregoing, to the extent that the aggregate fair market value of stock (determined at the time of grant of the option) for which Incentive Stock Options first become exercisable by a Grantee during a calendar year (under all option plans of the Company) exceeds $100,000, such Options shall be treated as Options that are not Incentive Stock Options."

        Executed this 9th day of January, 2002, to be effective as of the date hereof.

                                         ALLIANCE GAMING CORPORATION



                                         By: /s/ Mark Lerner
                                             -----------------------------------
                                             Mark Lerner
                                             Senior Vice President and Secretary